NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035301

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Scott Towers
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Exelon Corporation
Incoming letter dated December 30, 2008

Dear Mr. Towers:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposals submitted to Exelon by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 30, 2008

The proposals relate to purchasing stock, dating options, business travel, and compensation.

There appears to be some basis for your view that Exelon may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Exelon's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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WILMINGTON, DE

December 30, 2008

Via Federal Express & Electronic Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exelon Corporation – Shareholder Proposals of John and Angeline Kornelakis

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to omit from its proxy statement and form of proxy for its 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") a set of five shareholder proposals received from John and Angeline Kornelakis (the "Proponents")[1] by letter dated September 13, 2008 (the "Original Proposals") and November 25, 2008 (the "November Proposal" and, collectively with the Original Proposals, the "Proposals"), copies of which are attached hereto as Exhibit A and Exhibit B, respectively.

1 John and Angeline Kornelakis are the record owners, as joint tenants, of 7,200 shares of Exelon's common stock, and have held shares of Exelon common stock since April 18, 1986.

Accordingly, on behalf of Exelon, we respectfully request that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission) concur in our view that the Proposals may be omitted from the 2009 Proxy Materials:

(1) under Rule 14a-8(b)(2) and Rule 14a-8(f)(1), because the Proponents have not provided Exelon with a written statement that they intend to continue to hold the minimum number of Exelon's securities specified in Rule 14a-8(b)(1) through the date of Exelon's 2009 annual meeting of shareholders (the "2009 Annual Meeting"), and have failed to correct this deficiency after being notified of such deficiency by Exelon;

(2) under Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponents submitted more than one proposal to Exelon for the 2009 Annual Meeting, and have failed to correct this deficiency after being notified of such deficiency by Exelon;

(3) under Rule 14a-8(i)(4), because the Proposals relate to a personal interest that is not shared by the other shareholders at large;

(4) under Rule 14a-8(i)(6), because Exelon would lack the power to implement it;

(5) with respect to the November Proposal only, under Rule 14a-8(e)(2), because the November Proposal was received by Exelon less than 120 calendar days before the anniversary date of the release of Exelon's proxy statement for its 2008 annual meeting of shareholders (the "2008 Proxy Statement");

(6) under Rule 14a-8(i)(3), because the Proposals violate Rule 14a-9 in that they contain materially false, misleading and ambiguous statements; and

(7) under Rule 14a-8(i)(1), because the Proposals are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

Pursuant to Rule 14a-8(j), enclosed herewith are an additional five copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of Exelon's intention to omit the Proposals from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before Exelon intends to file its definitive 2009 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSALS

The Original Proposals read as follows:

"I John Kornelakis and Angeline Kornelakis; Shareholders of Exelon Corporation, submit the following proposal:
Part (A). Resolve: All Common and Preferred Stocks of Exelon Corp. . should be be bought by the CEOS and Board of Directors at the open market price during the trading day. [the "Option Price Proposal"]
Part (B) Resolve: No more back dating the stock [the "Option Dating Proposal"][2] or any other Free Options. [the "Option Grant Proposal"]
Part (C) All travels should be for Exelon Corp. business and should not be related to CEOS and Directors benefits. [the "Travel Proposal"]
The reason for the above proposal is;
The Company CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch."

The November Proposal reads as follows:

"I John Kornelakis and Angeline Kornelakis, Shareholders of Exelon Corporation Submit the following Proposal:

Eliminate all incentives for the CEOS and the Board of Directors.

The reason for the above Proposal is : The Company's CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stock.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote "Yes" for our Proposal, for the benefit of all of us, which includes the Executive Branch."[3]

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2 Although the Proponents' letter dated September 13, 2008 sets forth the Original Proposals in three sentences, labeled as Part (A), Part (B) and Part (C), respectively, the sentence labeled Part (B) appears to contain two separate proposals, one relating to how stock options are dated and one relating to the type of options that may be issued.

3 We are aware of three other no-action requests based on shareholder proposals advanced by the Proponents that appear to be similar to the Proposals discussed herein, specifically a no-action request by Eli Lilly and Company, submitted to the Staff on December 12, 2008, a no-action request by Reynolds American Inc., submitted to the Staff on December 15, 2008, and a no-action request by Sempra Energy, submitted to the Staff on December 22, 2008.

ANALYSIS

I. The Proposals may be omitted under Rules 14a-8(b)(2) and 14a-8(f)(1) because the Proponents have not provided Exelon with a written statement that they intend to continue to hold the minimum number of Exelon's securities specified in Rule 14a-8(b)(1) through the date of the 2009 Annual Meeting, and the Proponents have failed to correct this deficiency after being notified of such deficiency by Exelon.

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities for at least one year by the date the proposal was submitted, and must continue to hold those securities through the date of the shareholders meeting. Rule 14a-8(b)(2) requires a shareholder to provide the company with a written statement that such shareholder intends to continue to hold such minimum number of the company's securities specified in Rule 14a-8(b)(1) through the date of the shareholders meeting at which the proposal is sought to be considered. This written statement is required regardless of the manner in which a shareholder's eligibility is proven, including where the proponent is a registered holder whose eligibility is verified by the company.[4]

Rule 14a-8(f)(1) provides that in order for a company to exclude a shareholder proposal based on a failure to satisfy the eligibility or procedural requirements of Rule 14a-8(a)-(d), it must notify the proponent in writing of the procedural or eligibility deficiencies within 14 calendar days of receiving the proposal, and the proponent must fail adequately to correct the deficiencies within 14 days from the date the proponent received the company's deficiency notice. In addition, the Staff has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on the proponent's failure to provide a written statement of intent to hold the securities through the date of the annual meeting.[5]

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[4] Rule 14a-8(b)(2) states that:

> If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The September Letter does not indicate the number of shares of Exelon stock owned by the Proponents. Exelon determined that the Proponents are record owners and verified their stock ownership. *See, supra,* footnote 1 (indicating the number of Exelon shares owned by the Proponents).

[5] *See, e.g.*, Washington Mutual, Inc. (December 31, 2007) (proponent failed to timely respond to the company's request for a written statement of intent to hold securities through the date of the annual

(continued...)

The letter from the Proponents dated September 13, 2008 containing the Original Proposals (the "September Letter") does not contain a statement that the Proponents intend to continue to hold shares of Exelon's common stock through the date of the 2009 Annual Meeting (the "Ownership Affirmation Deficiency"). Exelon's Secretary received the September Letter, which is postmarked September 15, 2008, on September 24, 2008.[6] A copy of the postmarked envelope which contained the September letter is attached hereto as Exhibit C. On September 29, 2008, two attorneys from Exelon's Office of Corporate Governance called Mr. Kornelakis (the "September Conversation") and informed him of the Ownership Affirmation Deficiency.[7] By letter dated November 24, 2008 (the "First Deficiency Notice"), a copy of which is attached hereto as Exhibit D, Exelon again notified the Proponents of the Ownership Affirmation Deficiency and informed the Proponents that they had 14 calendar days from the date of their receipt of the September letter to correct such deficiency. To further assist the Proponents in correcting such deficiency, Exelon included a copy of Rule 14a-8 with the First Deficiency Notice and drafted the First Deficiency Notice to comply with the Staff's published guidance with respect to such shareholder communications.

On November 25, 2008, an attorney from Exelon's Office of Corporate Governance called Mr. Kornelakis (the "November Conversation") and for the third time notified the Proponents of the Ownership Affirmation Deficiency. By letter dated December 4, 2008 (the "Second Deficiency Notice"), a copy of which is attached hereto as Exhibit E, Exelon for the fourth time notified the Proponents of the Ownership Affirmation Deficiency and informed them of the deadline for correcting it; namely, December 9, 2008.[8] The letter from the Proponents dated November 25, 2008 containing the November Proposal (the "November Letter") does not correct the Ownership Affirmation Deficiency and the Proponents have yet to correct this deficiency.

Although Exelon did not notify the Proponents in writing of the Ownership Affirmation Deficiency within the 14-day period required by Rule 14a-8(f)(1), we believe that this should not preclude Exelon from omitting the Proposals due to the procedural and eligibility deficiencies of

(...continued)

meeting); Bank of America Corp. (December 28, 2007) (same); Harleysville Savings Financial Corp.; (October 23, 2007) (same); Viad Corp. (March 19, 2007) (same); Chevron Corp. (January 30, 2007) (same); Sempra Energy (December 28, 2006) (same).

6 *See, infra,* footnote 9 (explaining the discrepancy between the postmark date and the date of receipt of the September Letter by Exelon's Secretary).

7 During the September Conversation, attorneys from Exelon's Office of Corporate Governance informed Mr. Kornelakis that the September Letter was also deficient because it included more than one proposal.

8 The Proponents received the First Deficiency Notice on November 25, 2008, as evidenced by the Federal Express confirmation of delivery of such notice to the Proponents, a copy of which is attached hereto as Exhibit F.

the September Letter. Even if Exelon is deemed to have received the September Letter on the date it is postmarked, the Proponents were notified of the Ownership Affirmation Deficiency verbally during the September Conversation which occurred within the 14-day period prescribed by Rule 14a-8(f)(1).[9] The Proponents were in no way affected or prejudiced by Exelon's failure to provide written notice of the deficiencies within Rule 14a-8(f)(1)'s 14-day period since such did not shorten the period for the Proponents to correct the deficiency, Exelon repeatedly notified the Proponents of the deficiencies, and the Proponents received verbal notification of the deficiencies within the requisite period. The Proponents were given ample opportunity to correct the procedural and eligibility deficiencies of the September Letter, but they failed to do so.

II. The Proposals may be omitted under Rules 14(a)-8(c) and 14a-8(f)(1) because the Proponents submitted more than one proposal to Exelon for the 2009 Annual Meeting, and have failed to correct this deficiency after being notified of such deficiency by Exelon.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." As noted above, Rule 14a-8(f)(1) provides that in order for a Company to exclude a shareholder proposal based on a failure to satisfy the eligibility or procedural requirements of Rule 14a-8(a)-(d), it must notify the proponent in writing of the procedural or eligibility deficiencies within 14 calendar days of receiving the proposal, and the proponent must fail adequately to correct the deficiencies within 14 days of the date the proponent receives the company's deficiency notice.

The September Letter contains four separate proposals and, therefore, violates Rule 14a-8(c)'s one proposal limitation (the "Proposal Number Deficiency"). During the September Conversation, attorneys from Exelon's Office of Corporate Governance informed Mr. Kornelakis of the Proposal Number Deficiency. In the First Deficiency Notice, Exelon again notified the Proponents of the Proposal Number Deficiency and informed the Proponents that they had 14 calendar days from the date of their receipt of the letter to inform Exelon as to which one of the

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9 The September Letter was not addressed in the manner required by Exelon's Amended and Restated Bylaws (the "Bylaws") and as specified in the 2008 Proxy Statement. The Bylaws (Section 3.05(b)(1)(i)) clearly require notices of shareholder proposals to be addressed to, and received by, Exelon's Secretary. The 2008 Proxy Statement (at page 6) states that proposals for consideration at the 2009 Annual Meeting must be submitted to Katherine K. Combs, Corporate Secretary of Exelon, at 10 South Dearborn Street, P.O. Box 805398. The September Letter is not addressed to Exelon's Secretary or to the post office box specified in the 2008 Proxy Statement; instead, it is directed to the "48th Floor." As a result, the September Letter was directed to several different offices before it was received by Exelon's Secretary on September 24, 2008. *See* Xerox Corporation (May 2, 2005) (proposal not deemed to be received timely when sent to a facsimile machine in the corporate headquarters' treasury department, instead of being sent to the corporate headquarters' address or facsimile number provided in the proxy materials); Staff Legal Bulletin No. 14 (July 13, 2001) (advising that "[a] shareholder should submit a proposal by means that allows him or her to determine when the proposal was received at the companies' executive offices.") The September Conversation took place just five days after the Secretary's receipt of the September Letter.

Proposals they wished to raise. During the November Conversation, Exelon for the third time notified the Proponents of the Proposal Number Deficiency. In the Second Deficiency Notice, Exelon for the fourth time notified the Proponents of the Proposal Number Deficiency and informed them of the deadline for correcting it, namely December 9, 2008.[10] The Proponents have yet to correct this deficiency.[11] The Proponents' November Letter advanced for the first time a new proposal to eliminate all incentives for chief executive officers and directors; it does not identify any of the Original Proposals as the one which the Proponents wish to have considered at the 2009 Annual Meeting, as repeatedly requested by Exelon. The Proponents were given ample opportunity to correct the Proposal Number Deficiency, but they failed to do so.

III. The Proposals may be omitted under Rule 14a-8(i)(4) because they relate to a personal interest that is not shared by the other shareholders at large.

Under Rule 14a-8(i)(4), a company may exclude a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large." Even where a proposal has been drafted in such a way that it appears to address issues of potential interest to other shareholders, the Division may nevertheless permit exclusion of a proposal if the facts make clear that it was submitted with the purpose of furthering the proponent's personal interest or redressing a personal grievance. *See* Exchange Act Release No. 34-19135 (October 14, 1982).

Comments made by Mr. Kornelakis during the September Conversation support that the Proposals were submitted with the purpose of furthering the Proponents' personal interest and redressing their personal grievances. During the September Conversation and the November Conversation, Mr. Kornelakis expressed concerns regarding the Proponents' investment in Exelon and other companies, and about the impact of recent financial events on the Proponents' various stock holdings. He further expressed fear that Exelon and the other companies in which the Proponents have invested might reduce or eliminate dividend payments.[12] We believe that the September Letter and the November Letter, as well as comments made by Mr. Kornelakis during the September Conversation and the November Conversation, clearly demonstrate that the

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10 *See, supra,* Section I, regarding the determination of this deadline.

11 *See, supra,* Section I, regarding our position as to why Exelon's failure to notify in writing the proponents of the procedural/eligibility deficiencies contained in the Original Proposals within the 14-day period required by Rule 14a-8(f)(1) should not preclude Exelon from omitting the Original Proposals due to such procedural/eligibility deficiencies.

12 As Exelon informed the Proponents in the First Deficiency Notice, Exelon's Board of Directors, on October 24, 2008, decided not only to continue paying dividends, but to increase the dividend by 5%, declaring a regular fourth quarter 2008 dividend of $0.525 per share on Exelon's common stock.

Proposals were submitted for the purpose of redressing a personal grievance; namely a perceived threat to the value of the Proponents' personal investments in Exelon and other companies resulting from alleged "[f]reebies" given to corporate executives.

IV. The Proposals may be omitted under Rule 14a-8(i)(6) because Exelon would lack the power or authority to implement it.

Under Rule 14a-8(i)(6), a company may omit a shareholder proposal from its proxy materials if the company would lack the power or authority to implement it. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *See* International Business Machines Corporation (January 14, 1992); *see also* Staff Legal Bulletin No. 14B (September 15, 2004). The Proposals contain the following ambiguities that render it impossible for Exelon to determine what action should be taken:

(1) The term "CEOS" used in the Option Price Proposal, the Travel Proposal and the November Proposal is not defined in the September Letter or the November Letter; its meaning, and to whom the term refers, is unclear. If it was intended to refer to Exelon's Chief Executive Officer, Exelon has only one Chief Executive Officer such that using the plural form of the word is confusing. The September Letter and the November Letter accuse the "Executive Branch" of causing the disappearance of their money, suggesting that Proponents intended the Proposals to apply to more than just one officer's position.

(2) The nature of the relief sought by the Proponents is unclear. The Option Price Proposal states that "[a]ll Common and Preferred Stocks of Exelon Corp. should be bought by the CEOS and the Board of Directors at the open-market price during the trading day." One possible interpretation of this Proposal is that it requires the termination of all outstanding stock options issued to officers and directors of Exelon which have an exercise price that is less than the current market price of Exelon's common stock, although the Proposal does not mention the word "option" or "warrants." Another possible interpretation of this Proposal is that it requires the implementation of a policy prohibiting Exelon's officers and directors from purchasing Exelon's stock directly from Exelon. Yet another possible interpretation, although not likely the Proponents' intended meaning, is that the Proposal requires Exelon's officers and directors to purchase all of the outstanding common stock of Exelon at the current market price.

(3) The Option Grant Proposal demands that there be "[n]o more . . . stock or any other Free Options." The term "Free Options" is not defined, and its meaning and scope are unclear. Using the word "other" to modify "Free Options" suggests that this Proposal is intended to cover only "Free Options" and that the "stock"

options referenced at the beginning of the Proposal are "Free Options," whatever the term means.

(4) The Travel Proposal requires that "[a]ll travels should be for Exelon Corp. business and should not be related to CEOS and Directors benefits." One plausible interpretation of this Proposal is that it requires Exelon to prohibit Exelon's officers and directors from traveling except as is required for Exelon business. Another plausible interpretation is that it requires Exelon to prohibit its officers and directors from using Exelon vehicles for any purpose other than Exelon business.[13]

(5) The November Proposal demands that Exelon "[e]liminate all incentives for the CEOS and the Board of Directors." It does not define "incentives" or limit its scope to incentives implemented by Exelon.

In sum, the Proposals do not provide an adequate basis for determining what action should be taken.[14] It is impossible to know exactly what the Proposals are requesting and, therefore, impossible for Exelon to evaluate what if anything could be done to address them. Accordingly, we believe that Exelon may properly omit the Proposals under Rule 14a-8(i)(6) because, given their vague and ambiguous terms, Exelon would lack the power or authority to implement them.[15]

V. The November Proposal may be omitted under Rule 14a-8(e)(2) because it was received by Exelon less than 120 calendar days before the anniversary date of the release of Exelon's Proxy Statement for its 2008 annual meeting of shareholders.

Rule 14a-8(e)(2) establishes the deadline for submitting shareholder proposals to be considered for inclusion in a company's proxy materials. It requires proposals to be received at the company's principal executive offices not less than 120 calendar days before the anniversary date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. November 19, 2008 was the deadline for submitting shareholder proposals to be considered for inclusion in the 2009 Proxy Materials, as calculated in accordance

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13 As Exelon informed the Proponents in the First Deficiency Notice, Exelon's directors do not enjoy use of any planes for personal travel. Also, Exelon's officers, other than its Chief Executive Officer, do not enjoy the use of the Company planes. The Board of Directors of Exelon approved the Chief Executive Officer's limited personal use of Exelon's aircraft shortly after the terrorist attacks on September 11, 2001.

14 As indicated in the First Deficiency Notice, Exelon does not back-date options and, therefore, no action by Exelon needs to be taken in order to implement the Option Dating Proposal.

15 *See, supra,* Section VI (discussing alternative grounds on which Exelon may properly omit the Proposals from the 2009 Proxy Materials because the Proposals are vague and ambiguous).

with Rule 14a-8(e)(2) and as set forth in the 2008 Proxy Statement. The November Letter was received by Exelon on December 3, 2008, which is two weeks after the deadline for shareholder proposals imposed by Rule 14a-8(e)(2).[16]

VI. The Proposals may be omitted under Rule 14a-8(i)(3) because the Proposals are false and misleading and create certain ambiguities.

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that proposals violate Rule 14a-9 where they are so vague and indefinite that "neither the shareholders voting on the proposal[s], nor the company in implementing the proposal[s] (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures" the proposals require.[17] A company may omit a shareholder proposal if the proposal's supporting statements and resolutions are false and misleading, even if the proposal, by itself, is not false and misleading.[18] Also, the note to Rule 14a-9 states that misleading statements may include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has consistently granted no-action relief allowing the exclusion of shareholder proposals on the subject of executive compensation, where such proposals created certain ambiguities by failing to define key terms or provide guidance on how the proposals should be

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16 Although Exelon notified the Proponents of this deficiency in its Second Deficiency Notice, Rule 14a-8(f)(1) provides that a company is not required to provide notice of a deficiency that cannot be remedied, such as where there is a failure to submit a proposal by a company's properly determined deadline.

17 *See* Staff Legal Bulletin No. 14B (September 15, 2004); Philadelphia Electric Company (July 30, 1992); *see also* Proctor & Gamble Co. (October 25, 2002). *See, e.g.*, Safescript Pharmacies, Inc. (February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" properly excluded under Rule 14a-8(i)(3) where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (November 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth properly excluded under Rule 14a-8(i)(3)); Pfizer Inc. (February 18, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (February 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for GE officers and directors" properly excluded under Rule 14a-8(i)(3)).

18 *See* PG&E Corp. (January 30, 2007).

implemented.[19] Similarly, the Staff has granted no-action relief where the terms or standards under a shareholder proposal are subject to differing interpretations.[20] Further, we believe that the Proposals are distinguishable from recent shareholder proposals regarding executive compensation with respect to which the Staff declined to grant no-action relief for the exclusion of such proposals based on Rule 14a-8(i)(3) since the Proposals lack specificity and contain terms and concepts that are unclear.[21]

The September Letter and the November Letter contain the following factual errors and ambiguities in the Proposals and their supporting statements, and the Proposals, therefore, are contrary to the Commission's proxy rules:

(1) The September Letter suggests that Exelon back-dates options, demanding that there be "[n]o more back dating the stock or any other Free Options." Exelon does not back-date options. Therefore, this statement is materially false and misleading, as it is factually inaccurate.

(2) The September Letter states that "[a]ll Common and Preferred Stocks of Exelon Corp. . . should be bought by the CEOS and Board of Directors at the open market price during the trading day." This statement is also materially false and misleading, as Exelon does not have any preferred stock.

(3) The September Letter suggests that Exelon's directors enjoy the use of planes for personal travel, in stating that "[a]ll travels should be for Exelon Corp. business and should not be related to CEOS and Directors benefits." Since Exelon's

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19 *See, e.g.*, Verizon Communications, Inc. (February 21, 2008) (proposal requesting a new policy for senior executives' compensation, without elaborating upon such policy); Prudential Financial, Inc. (February 16, 2007) (proposal requesting Board of Directors to seek shareholder approval for certain senior management incentive compensation programs, without defining critical terms); International Machines Business Corp. (February 2, 2005) (proposal requesting that "the officers and directors responsible" for the company's reduced dividend be given reduced compensation, without specifying which officers and directors are responsible or how their compensation should be reduced).

20 *See, e.g.*, General Motors Corporation (April 2, 2008) (allowing omission of shareholder proposal that requested to implement a "leveling formula" to calculate executive compensation); Exxon Corporation (January 29, 1992) (permitting exclusion of a shareholder proposal because it contained vague terms that were subject to differing interpretations); Fuqua Industries Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretation.").

21 *See, e.g.*, Kroger Co. (March 18, 2008) (proposal requesting that executive performance targets be set, based on certain criteria); AT&T Inc. (January 17, 2008) (proposal requesting that executive performance targets be based on certain criteria).

directors and officers (other than its Chief Executive Officer)[22] are not permitted to use Exelon's plane for personal travel, this statement in the September Letter is materially misleading.

(4) The September Letter suggests that Exelon's executive officers engage in self-dealing and own a majority of Exelon's stock, in noting that "[t]ime after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks." This statement is factually inaccurate. Indeed, Exelon's executive officers receive compensation based on the recommendations of the Compensation Committee of Exelon's Board of Directors, which are then approved by the full Board of Directors. Exelon's executive officers do not set their own compensation. In addition, as Exelon reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Exelon's executive officers and directors, together, own less than 1% of Exelon's outstanding shares of common stock. As of the date hereof, Exelon's executive officers and directors, collectively, still own less than 1%.

(5) The September Letter states that "[t]he Company CEOS and Directors are overpaid." In the November Letter, the Proponents reiterate this statement, writing that "[t]he reason for the above Proposal is : The Company's CEOS and Directors are overpaid." These statements are materially false and misleading because they are merely the opinion of the Proponents stated as facts, and there is no evidentiary support for these statements.

In addition, the Proposals include statements that imply improper immoral and illegal conduct, and impugn the character and integrity of Exelon and its officers and directors. The Proposals demand that there be no more back-dating of stock options, implying that Exelon currently permits and in the past has permitted the back-dating of stock options which, of course, is illegal. Further, the supporting statement for this demand includes the following language: "[t]ime after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks . . . . The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch." Such statements imply improper, immoral, and arguably illegal conduct, and impugn the character and integrity of Exelon and its officers and directors. The Proponents provide no factual foundation for these statements and they are, in fact, inaccurate. Exelon has not and does not back-date stock options, and Exelon's officers own less than 1% of the outstanding common stock of Exelon cumulatively. This language is impermissibly misleading, as described in the note to Rule 14a-9.

---

[22] *See, supra,* footnote 13 (describing the Chief Executive Officer's limited right to use Exelon's aircraft for personal purposes).

Accordingly, we believe that Exelon may properly omit the Proposals under Rule 14a-8(i)(3) because they are both materially false and misleading in that they include factual inaccuracies and opinions stated as fact. While we are aware that the Staff often affords proponents the opportunity to correct false and misleading statements, there are exceptions to this policy.[23] We believe that the Proponents should not be given the opportunity to revise the Proposals because they are so vague, ambiguous and misleading that Exelon and the shareholders cannot determine what actions the Proposals are contemplating, and the Proponents already have been given ample opportunity to correct the deficiencies after repeated notification of the deficiencies.

VII. The Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

A proposal that purports to require board action (as opposed to requesting or recommending board action) improperly dismisses the authority of the board under state law to decide whether a particular matter is in the best interests of the company at issue. In these circumstances, the Staff has found that a proposal can be omitted under Rule 14a-8(i)(1) if the proponent at issue does not recast the proposal as a request or recommendation instead of a mandate. *See, e.g.*, FAB Industries, Inc. (March 23, 2000) (proposal that board retain services of investment bank to analyze strategic options); Bangor Hydro-Electric Company (March 13, 2000) (proposal that company prepare a report discussing political contributions).

As noted, the Proposals are worded in terms of action that "should" or must happen, which suggests that the Proponents seek to require (rather than recommend or request) that the matters addressed in the Proposals be implemented. *See* Merriam-Webster Online Dictionary ("should" is used to express what is inevitable or seems likely to happen in the future).[24] To the extent that this is the Proponents' intent, the Proposals are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania, which provide that, unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. 15 Pa. C.S. § 1721(a). Among the powers vested by law in a business corporation is the power to establish, among other things, the power to fix the confirmation of the corporation's officers and directors and the power to establish share option plans and other incentive plans for representatives of the corporation. 15 Pa. C.S. §1502(a)(14) & (16). Accordingly, we believe

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[23] *See, e.g.*, General Motors Corporation (April 2, 2008); Yahoo! Inc. (March 26, 2008); Verizon Communications, Inc. (February 21, 2008).

[24] Of the Original Proposals, each of the Option Price Proposal and the Travel Proposal use the word "should," whereas the Option Dating Proposal and the Option Grant Proposal are more emphatic, demanding that there should be "[n]o more back-dating . . . or any other Free Options."

that the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 864-8632 or Lawrence Bachman, Exelon's Assistant General Counsel, at (312) 394-4485.

Sincerely,

Scott Towers/pm

Scott Towers

SPT/dms
Enclosures

cc: John and Angeline Kornelakis
Lawrence Bachman, Esquire (via electronic mail)
Scott N. Peters, Esquire (via electronic mail)
Robert C. Gerlach, Esquire

EXHIBIT A

ORIGINAL PROPOSALS

[SEE ATTACHED]

John Kornelakis

FISMA & OMB Memorandum M-07-16

Sept 13, 2008

EXELON CORPORATION

10 South Dearborn st. 48th Floor

P.O. Box 805398

Chicago, Illinois 60680-5398

I John Kornelakis and Angeline Kornelakis, Shareholders of Exelon Corporation, submit the following proposal:
Part (A). Resolve: All Common and Preferred Stocks of Exelon Corp. . should be be bought by the CEOS and Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Exelon Corp. business and should not be related to CEOS and Directors benefits.

The reason for the above proposal is;

The Company CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

EXHIBIT B

NOVEMBER PROPOSAL

[SEE ATTACHED]

John Kornelakis

FISMA & OMB Memorandum M-07-16

November 25,2008

FISMA & OMB Memorandum M-07-16

Mr. Lawrence C. Bachman
c/o Exelon Corporation
10 S. Dearborn Street
53rd Floor
Chicago, Il 60603

I John Kornelakis and Angeline Kornelakis , Shareholders of **Exelon Corporation**
Submit the following Proposal:

Eliminate all incentives for the CEOS and the Board of Directors.

The reason for the above Proposal is : The Company's CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stock.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote "Yes" for our Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

EXHIBIT C

SEPTEMBER 15, 2008 POSTMARKED ENVELOPE

[SEE ATTACHED]

John Kornelakis
[redacted]FISMA & OMB Memorandum M-07-16***

CLEVE OH 441
15 SEP 2008 PM 8 L



EXELON CORPERATION
10 South Dearborn ST. 48th Floor
P.O. Box 805398
Chicago Illinois 60680-5398

60680+4115

EXHIBIT D

FIRST DEFICIENCY NOTICE

Exelon.

Lawrence C. Bachman
Assistant General Counsel, Corporate Governance
Telephone 312.394.4485
Lawrence.Bachman@exeloncorp.com

Exelon Corporation
10 S. Dearborn Street
53rd Floor
Chicago, IL 60603

November 24, 2008

VIA FEDERAL EXPRESS

Mr. and Mrs. Kornelakis

FISMA & OMB Memorandum M-07-16

Dear Mr. Kornelakis:

Exelon Corporation ("Exelon") is in receipt of your letter dated September 13, 2008, which we received on September 24, 2008, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon to be held in 2009 (collectively, the "Proposals").

Scott Peters and I enjoyed the opportunity to speak with you on Monday, September 29th regarding your Proposals and Exelon sincerely appreciates your investment and interest in the company.

During our call you expressed concerns regarding your investment in Exelon and other companies and the impact of recent financial events on your various stock holdings. You also expressed a fear that Exelon (and the other companies in which you have invested) might reduce or eliminate dividend payments. However, as you may already know, on October 24, 2008, Exelon's Board of Directors not only decided to continue paying dividends, but increased the dividend by 5%. It declared a regular fourth quarter 2008 dividend of $0.525 per share on Exelon common stock. The increased dividend is payable on December 10, 2008 to Exelon's shareholders of record on November 14, 2008.

We want to make sure that you are aware of this increased dividend from Exelon. We hope that this increase addresses the concerns that you have about your investment in Exelon. In light of the increase to you as an Exelon shareholder, we again ask that you withdraw your shareholder proposal.

If you are unwilling to withdraw your proposal, there are certain requirements that you must meet in order for your shareholder proposal to be properly submitted. As we discussed, the submission of your shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. §240.14a-8 (a copy of which is included for your review).

Under Reg. §240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2009 annual meeting.

Our review of Exelon's shareholder records indicate that you hold 7,200 shares of Exelon stock and have held Exelon shares since April 18, 1986. Therefore, you meet the holding requirements of Reg. §240.14a-8(b)(1). However, as we discussed, you will need to provide Exelon a written statement that you intend to continue to hold the shares in question through the date of the 2009 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. §240.14a-8(c), as a shareholder proponent, you are entitled to raise **one** proposal for consideration at a particular meeting of the shareholders. You have set forth in your September 13, 2008 letter four separate proposals: (1) all common and preferred stock to be bought by the Chief Executive Officer and directors at the open market price during the trading day; (2) no back-dating of options; (3) no granting of other free options; and 4) all travel should be for Exelon business and not related to the Chief Executive Officer and director benefits

You need to advise us as to which one of the four Proposals you wish to raise in accordance with Reg. 240.14a-8(c), with the remaining three no longer being submitted for consideration (the "Proposal Selection").

We also wish to advise you that your proposals and letter contain factual errors regarding Exelon that should be corrected in any future submission: (1) Exelon does not have any preferred stock; (2) Exelon does not back-date options; (3) Exelon's directors do not enjoy use of any planes for personal travel; and (4) the executive officers of Exelon do not own a majority of Exelon's stock. Exelon reported in its 2008 Annual Statement that the directors and named executive officers as a group owned approximately 0.48% of Exelon's shares.

Pursuant to Reg. §240.14a-8(f)(1), you have fourteen (14) calendar days from the date of your receipt of this letter to provide to us (1) the Ownership Affirmation and (2) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2009 proxy statement and form of proxy.

Finally, please note that Reg. 240.14a-8 also requires that either you or a representative present your Proposal at the annual meeting, which Exelon anticipates will be held in Philadelphia, Pennsylvania in April of 2009.

In addition to the requirements of the SEC set forth above, Exelon bylaws require others disclosures from a shareholder submitting a proposal. Section 3.05(b)(1)(ii) of Exelon's bylaws also require that any shareholder submitting a Proposal must also disclose the class and number of shares of Exelon owned beneficially and of record by the shareholder (which you have already done) along with any other ownership interests, including derivatives, hedged positions and other economic or voting interests in Exelon. The bylaws also require that you submit a statement as to whether you intend to deliver a proxy statement regarding your Proposals to the other Exelon shareholders.

Again, we sincerely hope that you will withdraw your proposal in light of the increase in Exelon's fourth quarter dividend.

We look forward to your response to this letter. I can be reached by regular mail at the address above, by email at lawrence.bachman@exelconcorp.com or by telephone at 312-394-4485. Scott Peters can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252.

Very truly yours,

Lawrence C. Bachman
Assistant General Counsel, Corporate Governance

cc: Katherine K. Combs, Senior Vice President, Corporate Governance and Deputy General Counsel

Scott N. Peters, Associate General Counsel, Corporate Governance

Enclosure

EXHIBIT E

SECOND DEFICIENCY NOTICE

Exelon.

Lawrence C. Bachman
Assistant General Counsel, Corporate Governance
Telephone 312.394.4485
Lawrence.Bachman@exeloncorp.com

Exelon Corporation
10 S. Dearborn Street
53rd Floor
Chicago, IL 60603

December 4, 2008

VIA FEDERAL EXPRESS

Mr. and Mrs. Kornelakis

FISMA & OMB Memorandum M-07-16

Dear Mr. Kornelakis:

Exelon Corporation ("Exelon") is in receipt of your letter dated November 25, 2008, which we received on December 3, 2008, relating to a new shareholder proposal that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon to be held in 2009 (the "New Proposal").

As we informed you in our letter dated November 24, 2008, the submission of your shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. §240.14a-8 (a copy of which was included in our letter).

The New Proposal that you submitted in your letter dated November 25, 2008 to "Eliminate all incentives for the CEOS and the Board of Directors," was not one of the four proposals that you proposed in your initial letter of September 13, 2008. Pursuant to Reg. §240.14a-8(c) you are not permitted to submit a new proposal after Exelon's deadline, which was November 19, 2008.

Your initial September 13, 2008 letter set forth four separate proposals: (1) all common and preferred stock to be bought by the Chief Executive Officer and directors at the open market price during the trading day; (2) no back-dating of options; (3) no granting of other free options; and 4) all travel should be for Exelon business and not related to the Chief Executive Officer and director benefits (collectively, the "Original Proposals"). Eliminating incentives for the CEOS and the Board of Directors was not included in any of your Original Proposals.

As we advised in our November 24, 2008 letter to you and my subsequent telephone conversation with you on November 25, 2008, you need to advise us as to which one of the Original Proposals you wish to raise in accordance with Reg. 240.14a-8(c), with the remaining three no longer being submitted for consideration (the "Proposal Selection"). You are not permitted to submit a new proposal as you have done with your November 25, 2008 letter.

Therefore, you must advise us in writing by December 9, 2008, as to which one of your four Original Proposals you wish to present and you must also correct the factual errors that we noted in our November 24, 2008 letter.

In addition, there are certain requirements that you have not yet met in order for your shareholder proposal to be properly submitted.

As we advised in our November 24, 2008 letter, under Reg. §240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2009 annual meeting.

Our review of Exelon's shareholder records indicate that you hold 7,200 shares of Exelon stock and have held Exelon shares since April 18, 1986. Therefore, you meet the holding requirements of Reg. §240.14a-8(b)(1). However, as we previously advised you, you will need to provide Exelon a written statement that you intend to continue to hold the shares in question through the date of the 2009 annual meeting (the "Ownership Affirmation").

Pursuant to Reg. §240.14a-8(f)(1), you have fourteen (14) calendar days from the date of your receipt of our November 24, 2008 letter (that is December 9, 2008) to provide to us (1) the Ownership Affirmation and (2) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2009 proxy statement and form of proxy.

In addition to the requirements of the SEC set forth above, Exelon bylaws require others disclosures from a shareholder submitting a proposal. Section 3.05(b)(1)(ii) of Exelon's bylaws also require that any shareholder submitting a Proposal must also disclose the class and number of shares of Exelon owned beneficially and of record by the shareholder (which you have already done) along with any other ownership interests, including derivatives, hedged positions and other economic or voting interests in Exelon. The bylaws also require that you submit a statement as to whether you intend to deliver a proxy statement regarding your Proposals to the other Exelon shareholders. To date, you have failed to meet any of these requirements.

We look forward to your response. I can be reached by regular mail at the address above, by email at lawrence.bachman@exelconcorp.com or by telephone at 312-394-4485. Scott Peters can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252.

Very truly yours,

Lawrence C. Bachman
Assistant General Counsel, Corporate Governance

cc: Katherine K. Combs, Senior Vice President, Corporate Governance and Deputy General Counsel

Scott N. Peters, Associate General Counsel, Corporate Governance